Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless otherwise indicated or the context otherwise requires, references in this Operating and Financial Review and Prospects to “Nanobiotix,” or the “Company” refer to Nanobiotix S.A. and its consolidated subsidiaries. All references to “$,” “dollars” and “USD” mean U.S. dollars and all references to all references to “€” and “euros” mean euros.

You should read following discussion and analysis included in this Operating and Financial Review and Prospects in conjunction with the Company’s interim consolidated financial statements and the related notes thereto included in the Company’s Half-Year Financial Report (the “Half-Year Report”) filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on September 8, 2021, and together with the Company’s audited consolidated financial statements and the related notes thereto including in the Company’s Annual Report on Form 20-F (the “Annual Report”) filed with the SEC on April 7, 2021, as amended. The consolidated financial statements included in the Half-Year Report and the Annual Report have been prepared in accordance with IFRS, International Accounting Standards (“IAS”), as issued by the International Accounting Standards Board (“IASB”), as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of January 1, 2021. The consolidated financial statements are also compliant with IFRS as adopted by the European Union.

Special Note Regarding Forward-Looking Statements

In addition to historical information, the following discussion and analysis contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on Nanobiotix’s management’s current expectations and assumptions and on information currently available to its management, include statements about the Company’s future results of operations and financial position, its business strategy, the sufficiency of its capital resources, the development and commercialization of NBTXR3, and the execution of the Company’s development and commercialization strategy. Such forward-looking statements are made in light of information currently available to the Company and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive preclinical or early clinical result, the risk that the Company’s product candidates may not receive regulatory approval or be successfully commercialized, the risk that the Company’s capital resources and sources of liquidity may be insufficient to support its future operating expenses, and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in the Annual Report under “Item 3.D. Risk Factors,” as supplemented by the risk factor set forth under “Item 5. Main Risks and Uncertainties” in the Half-Year Report, and other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Nanobiotix undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

Nanobiotix is a late-stage clinical biotechnology company developing, manufacturing, and preparing to commercialize potentially first-in-class therapeutic candidates derived from its proprietary nanotechnology platforms. Starting with cancer, its goal is to revolutionize treatment outcomes for millions of patients with major diseases around the world.

Its lead therapeutic candidate, a solid tumor- and therapeutic combination-agnostic radioenhancer that we call NBTXR3, is an aqueous suspension composed of functionalized, crystalline hafnium oxide nanoparticles that is delivered via one-time intratumoral injection and activated by radiotherapy (RT). After activation, the physical mechanism of action (MoA) of NBTXR3 is designed to increase the dose of radiotherapy delivered within tumor cells, inducing significant tumor cell death without increasing damage to surrounding healthy tissues. Subsequent to its local tumor-killing effect, the radioenhancer may potentially prime an immune response against the target tumor and distant tumors as well.

Given NBTXR3’s localized delivery, physical MoA, and potential immune priming effect, Nanobiotix believes the radioenhancer could be broadly applicable across any solid tumor indication where RT is viable (approximately 60% of all cases), both as a single agent or in combination with other anti-cancer therapies, including immune checkpoint inhibitors. Nanobiotix is prioritizing Company-led development of NBTXR3 for commercial registration as a single agent in locally advanced head and neck squamous cell carcinoma (LA-HNSCC), and the advancement of its Company-led pathway evaluating the radioenhancer in combination with anti-PD-1 for the treatment of advanced cancers, including locoregional recurrent HNSCC (LRR-HNSCC), recurrent/metastatic HNSCC (R/M-HNSCC), lung metastasis (lung mets) from any primary tumor and/or liver metastasis (liver mets) from any primary tumor. In parallel, to support the overall development footprint for NBTXR3 and advance and expand the development of NBTXR3 across tumor indications and therapeutic combinations that complement those prioritized by the Company, Nanobiotix is also engaged in strategic collaborations with The University of Texas MD Anderson Cancer Center (MD Anderson) and LianBio Oncology Limited (LianBio).

As of June 30, 2021, the Company had cash and cash equivalents of €102.3 million.

Cash and cash equivalents as of June 30, 2021 includes (i) the upfront payment of $20.0 million received in June 2021 from LianBio Oncology Limited, or LianBio, as consideration for the Company’s entry into the strategic License, Development and Commercialization Agreement (“the “LianBio Agreement”) with LianBio and (ii) the payment by Nanobiotix pursuant to the Company’s termination and release agreement (the “PharmaEngine Termination Agreement”) with PharmaEngine, Inc., or PharmaEngine, of $2.5 million to PharmaEngine in connection with the Company’s announcement of the LianBio Agreement as well as a payment by Nanobiotix of $4.0 million to PharmaEngine in conjunction with the completion of various administrative steps in connection with the winding-up of the PharmaEngine collaboration.

For the six months ended June 30, 2021 and 2020, the Company had revenues of €9.7 thousand and €36.9 thousand, respectively, in each case primarily driven by cross charges related to its previous collaboration with PharmaEngine. The Company has not generated revenues to date from product sales or royalties, and it does not expect to generate significant revenues from product sales or royalties unless and until its product candidates are approved for marketing and are successfully commercialized. Historically, the Company has financed its operations and growth through issuances of new shares of the Company, refunds of research tax credits, conditional advances and grants awarded by governmental agencies, as well as bank loans from time to time. From the Company’s inception in 2003 through June 30, 2021, the Company has received more than €324.4 million in financing in the form of external fundraising, loans and repayable advances. See ‘‘—Liquidity and Capital Resources’’ below for additional information.

Operating results

Nanobiotix operates in a single operating segment for accounting purposes, which is the research and development of product candidates that use proprietary nanotechnology to transform cancer treatment.

Comparison of the six-month periods ended June 30, 2021 and 2020

The Company’s results of operations for the six months ended as of June 30, 2021 and 2020 are summarized in the table below:

	For the six-month period ended June 30,
(in thousands of euros)	2021	2020
Revenues and other income
Revenues	10	37
Other income	1,309	1,411
Total revenues and other income	1,319	1,448
Research and development expenses	(15,506)	(13,077)
Selling, general and administrative expenses	(10,176)	(6,755)
Other operating income and expenses	(5,414)	—
Total operating expenses	(31,096)	(19,832)
Operating income (loss)	(29,778)	(18,384)
Financial income	2,511	234
Financial expenses	(3,152)	(2,428)
Financial income (loss)	(640)	(2,194)
Income tax	(2)	(1)
Net loss for the period	(30,420)	(20,579)

Revenues and Other Income

Revenues and other income for the six months ended June 30, 2021 was €1.3 million, compared to €1.4 million for the six months ended June 30, 2020. This decrease of €0.1 million was primarily driven by the €0.1 million decrease in Other income, described below. The Company has not generated any revenue from product sales to date.

The components of the revenues and other income of the Company are set forth in the table below:

	For the six months ended June 30,
(in thousands of euros)	2021	2020
Services	5	37
Other sales	5	—
Total revenues	10	37
Research tax credit	1,227	888
Subsidies	62	494
Other	20	28
Total other income	1,309	1,411
Total revenues and other income	1,319	1,448

Revenues

Total revenue for the six-month period ended June 30, 2021 was €10 thousand, compared to revenue of €37 thousand for the six-month period ended June 30, 2020. Revenues for each of the six-months ended June 30, 2021 and 2020 were primarily derived from the charging-back of external contract research organization costs in connection with development support provided to PharmaEngine as part of the license and collaboration agreement, which was terminated in March 2021. In light of the termination of this agreement, the Company did not generate any revenue during the second quarter of 2021.

Other income

Other income for the six months ended June 30, 2021 was €1.3 million, compared to €1.4 million for the six months ended June 30, 2020. The decrease was primarily due to the €0.4 million decrease in subsidies, reflecting amounts provided by the French State in 2020 as part of the French State’s “partial unemployment measure,” a National plan allowing companies facing economic challenges during the COVID-19 pandemic to receive from the French State a percentage of specific employees’ net salaries. This decrease is partially offset by the €0.3 million increase in research tax credit to be received.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2021 and 2020 are summarized below:

	For the six months ended June 30,
(in thousands of euros)	2021	2020
Purchases, sub-contracting and other expenses	(9,386)	(7,096)
Payroll costs (including share-based payments)	(5,105)	(5,397)
Depreciation, amortization and provision expenses	(1,015)	(583)
Total research and development expenses	(15,506)	(13,077)

The total amount of expenses incurred with respect to research and development activities increased by €2.4 million, or 18.6%, from €13.1 million for the six months ended June 30, 2020 to €15.5 million for the six months ended June 30, 2021. This was primarily due to €2.3 million increase in Purchases, sub-contracting and other expenses, reflecting the resumption of activities related to purchases and subcontracting in 2021, compared to the scale-back of operations in the 2020 period as a result of the COVID-19 pandemic, and the Company’s increased expenses related to its clinical trial development priorities, specifically the global Phase III registrational trial (NANORAY-312).

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the six months ended June 30, 2021 and 2020 are summarized below:

	For the six months ended June 30,
(in thousands of euros)	2021	2020
Purchases, fees and other expenses	(5,152)	(2,955)
Payroll costs (including share-based payments)	(4,848)	(3,641)
Depreciation, amortization and provision expenses	(176)	(159)
Total SG&A expenses	(10,176)	(6,755)

The Company’s SG&A expenses increased by €3.4 million, or 56%, from €6.8 million for the six months ended June 30, 2020 to €10.2 million for the six months ended June 30, 2021. This was primarily due to (i) a €2.2 million increase in Purchases, fees and other expenses primarily resulting from additional consulting and legal fees related to U.S. public company compliance costs following its initial public offering, commercial contract negotiation and management recruitment efforts and (ii) a €1.2 million increase in Payroll costs mainly due to a payment obligation in connection with the departure of the Company’s former CFO and lower prior year payroll costs as a result of the French government’s 2020 partial unemployment measure.

Depreciation, amortization and provision expenses increased by €17 thousand, from €159 thousand for the six months ended June 30, 2020 to €176 thousand for the six months ended June 30, 2021, primarily due to an increase in provisions for routine employment disputes.

Other operating income and expenses

The Company’s other operating income and expenses amounted to a net expense of €5.4 million for the six months ended June 30, 2021, resulting from the contractual payments made to PharmaEngine pursuant to the PharmaEngine Termination Agreement. The Company did not record any other operating income and expenses in the prior year period.

Operating Income (Loss)

The Company’s operating loss increased by €11.4 million, or 62%, from €18.4 million for the six months ended June 30, 2020 to €29.8 million for the six months ended June 30, 2021. This was primarily due to the €11.3 million increase in operating expenses driven by (i) €5.4 million of payments made to PharmaEngine pursuant to the PharmaEngine Termination Agreement, (ii) a €4.5 million increase in Purchase, subcontracting and other expenses reflecting the clinical trial development priorities and increased compliance costs associated with operating as a public company in the United States, (iii) a €0.9 million increase in Payroll costs mainly resulting from the payment made in connection with the departure of the Company’s former CFO and lower prior year payroll costs as a result of the French government’s 2020 partial unemployment measure, and (iv) a €0.4 million increase in provision for disputes.

At June 30, 2021, the Company’s workforce totaled 98 which is stable in comparison with the same date in 2020.

Net Financial Income (Loss)

Net financial loss decreased by €1.6 million, from a loss of €2.2 million for the six months ended June 30, 2020 to a loss of €0.6 million for the six months ended June 30, 2021. This was primarily due to the €2.3 million increase in foreign exchange gains resulting from the fluctuation of the U.S. dollar over the period, partially offset by the €0.7 million increase in interest costs in connection with the Company’s loan from the European Investment Bank, or EIB (the “EIB loan”).

Liquidity and Capital Resources

Introduction

During the six-month period ended June 30, 2021, the Company’s operations have focused on its organizing and staffing, business and financing planning, maintaining its intellectual property portfolio and conducting preclinical studies and clinical trials.

Since its inception, the Company has incurred significant operating losses. Historically, Nanobiotix has financed its operations and growth primarily through:

•
the issuance of ordinary shares of the Company, including the net proceeds from the initial public offering of the Company on the regulated market Euronext in Paris in October 2012, from several public and private placement capital increases and from the global offering of the Company, including its U.S. initial public offering, in December 2020.

•	loans, conditional advances and grants awarded by governmental entities, including:

•
the EIB finance contract and royalties agreement granted in July 2018 by the EIB to the Company, from which the Company drew (i) the initial tranche of €16.0 million (repayable in a single installment at maturity) upon satisfying the requisite documentary criteria in October 2018 and (ii) the second tranche of €14.0 million (repayable in semi-annual installments of principal and interest after a two year grace period) in March 2019 upon achieving the requisite performance criteria (the positive evaluation of the Phase III clinical benefit/risk ratio of NBTXR3 for the treatment of STS by the French notified body covering medical devices, GMED, and the successful identification of the recommended NBTXR3 dosage in the locally advanced head and neck cancers clinical trial).

•
a €2.1 million repayable advance received from Bpifrance in 2013 through France’s Strategic Industrial Innovation program, an interest-free innovation loan of €2.0 million from Bpifrance received in September 2016 and a non-dilutive €1.0 million financing agreement granted in June 2020 as part of Bpifrance’s Deep Tech program in order to support Curadigm’s Nanoprimer technology.

•
an aggregate of €10 million in state guaranteed loans (“Prêt garanti par l’Etat” or “PGE”) pursuant to a €5 million PGE agreement with HSBC France in June 2020 (the “HSBC PGE Loan”) and a €5 million PGE agreement with Bpifrance in July 2020 (the “Bpifrance PGE Loan”).

For more information about these financing agreements, see “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terms of our Primary Financing Agreements” in the Annual Report.  As the conditions required by the EIB finance contract for the Company to draw the €20.0 million third tranche of the EIB loan were not met as of the July 31, 2021 deadline, the Company will not request to draw this tranche.

Historical Changes in Cash Flows

The table below summarizes the cash inflows and outflows of the Company for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
(in thousands of euros)	2021	2020
Net cash flows used in operating activities	(15,071)	(12,879)
Net cash flows used in investing activities	(50)	(83)
Net cash flows from (used in) financing activities	(1,703)	4,404
Effect of exchange rates changes on cash	8	54
Net decrease in cash and cash equivalents	(16,814)	(8,505)

Cash Flows used in operating activities

The Company’s net cash flows used in operating activities were €15.1 million and €12.9 million for the six months ended June 30, 2021 and 2020, respectively.

The net cash used in each of these periods primarily reflects the net loss for those periods, which increased from €20.6 million for the six months ended June 30, 2020 to €30.4 million for the six months ended June 30, 2021, primarily due to the increase in operating expenses mainly resulting from the contractual payments made to PharmaEngine pursuant to the PharmaEngine Termination Agreement, the additional expenses reflecting the clinical trial development priorities in 2021 and the increased compliance costs associated with operating as a public company in the United States

Cash Flows used in investing activities

The Company’s net cash flows used in investing activities were €0.1 million for each of the six months ended June 30, 2021 and 2020, primarily due to purchases of property, plant and equipment.

Cash Flows from / used in financing activities

The Company’s net cash flows used in financing activities were €1.7 million for the six months ended June 30, 2021 as compared with €4.4 million generated by financing activities for the six months ended June 30, 2020.

Net cash flows used in financing activities for the six months ended June 30, 2021 were primarily attributable to €1.4 million of repayments related to the conditional advances and lease contracts, including interests.

Net cash flows generated by financing activities for the six months ended June 30, 2020 were primarily attributable to €5.0 million HSBC PGE Loan and a €0.4 million conditional advance granted by Bpifrance to Curadigm pursuant to Curadigm’s financing agreement under Bpifrance’s Deep Tech program. These funds were partially offset by payments of lease liabilities and interest payments for the existing EIB loan and loans from Bpifrance and €0.3 million of transaction costs.

The carrying value and activity of the repayable advances and loans of the Company is as follows:

Conditional advances, interest-free loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	Total
As of December 31, 2020	2,216	974	29,251	285	32,727
Impact of discounting and accretion	9	11	4	8	31
Accumulated fixed interest expense accrual	16	—	889	—	906
Accumulated variable interest expense accrual	—	—	1,955	—	1,955
Repayment	—	(250)	(350)	—	(600)
As of June 30, 2021	2,241	735	31,749	292	35,018

Bank loans

(in thousands of euros)	HSBC “PGE”	Bpifrance “PGE”	Total
As of December 31, 2020	5,020	5,044	10,064
Impact of discounting and accretion	22	42	64
Accumulated fixed interest accrual	(3)	11	8
As of June 30, 2021	5,039	5,096	10,136

Leases liabilities

In accordance with IFRS 16, lease liabilities correspond to the amounts of the discounted lease payments outstanding for the remainder of the Company’s leases. The amount of lease liabilities was €6.2 million as of December 31, 2020. During the six-month period ended June 30, 2021, net lease liabilities decreased by €0.6 million to €5.6 million as of June 30, 2021, primarily due to the annual repayments of leases. (See. Note 12.2 of the Company’s interim condensed consolidated financial statements for details regarding the lease liabilities).

Contractual Obligations to PharmaEngine

Pursuant to the PharmaEngine Termination Agreement, PharmaEngine remains eligible to receive an additional $1.0 million in administrative fees and a final payment of an additional $5.0 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is also entitled to receive a low-single digit percentage tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region. As of June 30, 2021, these future payments were not accrued because the triggering events have not occurred.

Liquidity agreement

Consistent with customary practices in the French securities market, the Company entered in 2012 into a liquidity agreement with Gilbert Dupont, an investment company in France, which agreement allows Gilbert Dupont to carry out market purchases and sales of Nanobiotix shares on the regulated market of Euronext in Paris, in accordance with the authorizations granted by the Company’s shareholders meeting and in compliance with the French and EU regulations, in order to provide liquidity for the trading market. The liquidity agreement was amended on November 30, 2018. During the six months ended June 30, 2020 and the six months ended June 30, 2021, the Company did not contribute any cash or additional ordinary shares to the liquidity account. The cash and the value of the ordinary shares held in the liquidity account are classified in other non-current financial assets in the statement of consolidated financial position of the Company. As of June 30, 2021, a total of 15,053 ordinary shares and €88 thousand were allocated to the liquidity account with Gilbert Dupont. As of December 31, 2020, a total of 12,970 ordinary shares and €105 thousand were allocated to the liquidity account with Gilbert Dupont. The liquidity agreement has an automatically renewable term of one year unless otherwise terminated by either party.

Operating Capital Requirements

Since its inception, Nanobiotix has recorded operating losses every year, due primarily to research and development expenses incurred in connection with its efforts to advance the Company’s development program for NBTXR3. The Company’s net losses were €30.4 million and €20.6 million for the six months ended June 30, 2021 and 2020, respectively. The Company’s net losses may fluctuate significantly from period-to-period, depending on the timing of its clinical trials and its expenditures on other research and development activities. The Company anticipates that its expenses and capital requirements will increase substantially in connection with its ongoing activities, as it:

•	advances its ongoing clinical trials of NBTXR3;
•	initiates and conducts additional planned clinical trials of NBTXR3;
•	continues the research and development of other product candidates or other applications of NBTXR3;
•	seeks regulatory approvals for any product candidates that successfully complete clinical trials;
•	scales-up its manufacturing capabilities to support the launch of additional clinical trials and the commercialization of the Company’s product candidates, if approved;
•	establishes a sales and marketing infrastructure for the commercialization of its product candidates, if approved;
•	maintains, expands and protects its intellectual property portfolio;
•	hires additional clinical, quality control and scientific personnel; and
•	adds operational, financial and management information systems and personnel, including personnel to support its product development and commercialization efforts.

Until such time that Nanobiotix can generate substantial revenue from product sales, the Company expects to finance these expenses and its operating activities through its existing liquidity. If Nanobiotix is unable to generate revenue from product sales in accordance with its expected timeframes and in the amounts it expects, or if the Company otherwise needs additional capital to fund its operating activities, it will need to raise additional capital through the issuance of shares, through other equity or debt financings or through collaborations or partnerships with other companies. Nanobiotix may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on the Company’s financial condition and could force it to delay, limit, reduce or terminate its development programs or commercialization efforts or grant to others rights to develop or market product candidates that the Company would otherwise prefer to develop and market itself. Failure to secure adequate funding could cause the Company to cease operations, in part or in full.

Although it is difficult to predict future liquidity requirements, the Company expects that its existing cash and cash equivalents will be sufficient to fund its current operations into the first quarter of 2023. However, this estimate is based on assumptions that may prove to be wrong, and the Company could use its capital resources sooner than it currently expects. In any event, Nanobiotix will need additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize its product candidates. The Company’s ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support its cost structure. Nanobiotix cannot assure you that it will ever be profitable or generate positive cash flow from operating activities.

Capital Expenditures

	For the six months ended June 30,
(in thousands of euros)	2021	2020
Acquisition of software and other intangible assets	4	17
Acquisition of property, plant and equipment (1)	45	57
Net Capital expenditures	49	74

(1)	Does not include €19 thousand increase in right-of-use resulting from the rent annual indexation of Villejuif buildings.

For the six months ended June 30, 2021, the capital expenditures of the Company were comprised primarily of €41 thousand related to new office and information technology (IT) equipment.

For the six months ended June 30, 2020, the capital expenditures of the Company were comprised primarily of €25 thousand related to new office equipment and of €16 thousand related to new technical equipment.

Critical Accounting Policies and Estimates

There have been no material changes to the Company’s critical accounting estimates, described in the Annual Report under “Item 5.B—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates.”

Quantitative and Qualitative Disclosures about Market Risk

There have been no material changes to the Company’s exposure to foreign currency exchange risk, interest rate risk, or credit risk described in the Annual Report.